UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2023
Commission File Number: 001-38283

InflaRx N.V.

(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F ☐

INFLARX N.V.

Results of Annual General Meeting of Shareholders

On April 26, 2023, InflaRx N.V. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual General Meeting”). The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022.

The Company shareholders approved the adoption of the Dutch statutory annual accounts for the fiscal year ended December 31, 2022.

Agenda Item 5. Instruction to Ernst & Young Accountants LLP for the external audit of the Company’s annual accounts for the financial year 2023.

The Company shareholders approved the instruction to Ernst & Young Accountants LLP for the external audit of the Company’s annual accounts for the financial year 2023.

Agenda Item 6. Release from liability for the Company’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2022.

The Company shareholders approved the release from liability for the Company’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2022.

Agenda Item 7. Appointment of Ms. Hege Hellstrom as non-executive director of the Company.

The Company shareholders approved the appointment of Ms. Hege Hellstrom as non-executive director of the Company.

Agenda Item 8. Extension of authorization for the Company’s board of directors (the “Board”) to issue shares and grant rights to subscribe for shares.

The Company shareholders approved the extension of authorization for the Board to issue shares and grant rights to subscribe for share.

Agenda Item 9. Extension of authorization for the Board to limit and exclude pre-emption rights.

The Company shareholders approved the extension of authorization for the Board to limit and exclude pre-emption rights.

Agenda Item 10. Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company’s capital.

The Company shareholders approved the extension of authorization for the Board to acquire shares and depository receipts for shares in the Company’s capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: April 27, 2023	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer